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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION /RECOMMENDATION STATEMENT UNDER
SECTION 14(D) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REPUBLIC REALTY FUND I
(Name of Subject Company)

AMERICAN REPUBLIC REALTY FUND I
(Name of Persons Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

NOT APPLICABLE
(CUSIP Number of Class of Securities)

ROBERT J. WERRA
General Partner,
American Republic Realty Fund I
2800 N Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Persons Filing Statement)

ITEM 1. SUBJECT COMPANY INFORMATION

American Republic Realty Fund I, a limited partnership organized under the laws of the State of Wisconsin (the Partnership), is the subject company. Robert J. Werra is the individual general partner of the Partnership. The principal executive offices of the Partnership are located at 2800 N Dallas Parkway Suite 100, Plano, Texas 75093. The title of the class of equity securities to which this Statement relates is Limited Partnership Interests (the Limited Partnership Interests) of the Partnership. As of December 31, 1999, there were 11,000 Limited

Partnership Interests outstanding.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON

a)   The name and business address of the
      Partnership, which is the person filing this
      Statement, are stated in Item 1 above, which is
      incorporated herein by reference.
b)   This Statement relates to an offer by Everest
      Properties II, LLC ("Everest" or the
      "Purchaser"), a California limited liability
      company, to purchase up to 1,100 units
      ("Units") of limited partnership interests in
      AMERICAN REPUBLIC REALTY FUND I (the
      "Partnership") at a cash purchase price of $175
      per Unit, without interest, less the amount
      of Distributions (as defined in the Offer to
      Purchase (as defined herein)) per unit, if
      any, made to unit holders by the Partnership
      after the date of the Offer, upon the terms and
      subject to the conditions set forth in the
      Offer to Purchase, dated July 2, 2004, as it
      may be supplemented or amended from time to
      time, The Offer to Purchase is disclosed in the
      Schedule TO dated, July 2, 2004 (the Schedule
      TO), as filed by the Offeror with the Securities
      and Exchange Commission (the "SEC") on or about
      July 2, 2004. As stated in the Schedule TO, the
      principal executive offices of the Offeror is
      located at 155 N. LAKE AVENUE SUITE 1000
      PASADENA CA 91101

c)

ITEM 3.PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS
AND AGREEMENTS
(d) The Partnership has no material contract,
agreement, arrangement or understanding between it
and its executive officers, directors or affiliates,
except as follows:

As reported in the Partnership's Annual Report on
Form 10-K for the fiscal year ended December 31,
2003, the Partnership has entered into a management
agreement, dated as of February 1, 1991 ("the
Management Agreement"), with Univesco, Inc. a Texas
corporation ("Univesco"), which is 83%
owned by the General Partner. Under the terms of
such agreement, Univesco acts as the managing agent
with respect to the Partnership's properties and may
also engage other on-site property managers and
other agents to the extent it considers appropriate.
For these services, Univesco receives a management
fee equal to 5% of the Partnership's gross receipts

and reimbursement of its administrative expenses. During the years ended December 31, 2003, 2002 and 2001, Univesco received management fees of $143,652, $137,883 and $135,477, respectively, and an administrative fee of $12,408 in each of such years. As a result of the foregoing, Univesco could be deemed to have a potential conflict of interest with the Offeror. To the Partnership's knowledge, the Offeror currently owns 5.95% of the outstanding Limited Partnership Interests and, assuming the Offeror acquires all 1,100 Limited Partnership Interests which the Offeror is seeking to acquire pursuant to the Offer, the Offeror will own an aggregate of approximately 15.95% of the outstanding Limited Partnership Interests upon completion of the Offer. The Agreement of Limited Partnership of the Partnership provides for removal of the General Partner upon the vote of Limited Partners holding a majority in interest of the outstanding Limited Partnership Interests. As a result, if the Offeror acquired, pursuant to the Offer and one or more subsequent purchases of Limited Partnership Interests by the Offeror, Limited Partnership Interests representing a majority in interest of the outstanding Limited Partnership Interests, the Offeror could remove the General Partner and, in such event, terminate the Management Agreement. Accordingly, the General Partner may have an interest in recommending that the Offer be rejected.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The Board of Directors of the General Partner is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer.
     (b) Reasons for Recommendations.
     At March 31, 2004, the Partnership's sole assets consisted of two real estate properties: Forestwood and Four Winds (the "Real Property"). Based on current levels of income and expense, the Partnership believes that the Real Property has an aggregate fair market value of approximately $13,800,000 on such date. The sole indebtedness of the Partnership consists of mortgage indebtedness secured by the Real Property in the aggregate principal amount of $10,021,000 at March 31, 2004. Thus, the Partnership believes that the aggregate net book value of the Real Property at March 31, 2004 was approximately $4,150,000, or a net book value of approximately $377 per Limited Partner Interest.
          Although the Partnership's estimates of net book value and income per Limited Partnership Interest indicate that the Limited Partnership

Interests arguably have a value in excess of the
Offer Price, the Partnership is expressing no
opinion of the Offer for the following reasons. Due
to the relatively small number of outstanding
Limited Partnership Interests, there is not an
active trading market for Limited Partnership
Interests. As a result, holders of Limited
Partnership Interests do not have a readily
available means of liquidating their investment in
Limited Partnership Interests. Thus, even though
the value of the Limited Partnership Interests may
exceed the Offer Price, the Offer does afford to
holders of Limited Partnership Interests the
opportunity to liquidate all or a portion of their
investment.
In addition, the Partnership's estimates of net book
value and income generated by the Real Property are
based on current market conditions and levels of
income and expense, which are likely to change. Any
such material change in market conditions and levels
of income and expense would affect the value of the
Real Property. There can be no assurance that the
value of the Real Property will not decrease in
future periods. For these reasons, the General
Partner is expressing no opinion of, and is
remaining neutral toward, the Offer

        (c) Intent to Tender. To the knowledge of
the Partnership, neither the General Partner nor any
affiliate of the General Partner, currently intends
to tender or sell Limited Partnership Interests that
are held of record or beneficially by such person.

ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED,
COMPENSATED OR USED

Except for assets of the Partnership used in connection
with the preparation of this Schedule 14D-9, no officers,
class of employees or assets of the Partnership has been
or is expected to be employed or used by the filing person
in connection with the Offer, or responding thereto.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT

COMPANY

        NONE

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR

PROPOSALS

The Partnership is not undertaking or engaged in any
negotiations in response to the Offer.

ITEM 8.   ADDITIONAL INFORMATION

NONE

ITEM 9.   EXHIBITS

     (a)   Letter, dated March 29, 2000,
from Robert J. Werra, as General Partner of the
Partnership, to the Limited Partners.

     (e)(i)   Management Agreements, dated as
of February 1, 1991, between Univesco, Inc. and the Partnership.

                    SIGNATURE.
After due inquiry and to the best of my knowledge
and belief, I certify that the information set forth
in this statement is true, complete and correct.

_____
(Signature)

_____
(Name and Title)

_____
(Date)

July 27, 2004

Re: American Republic Realty Fund I

Dear Limited Partner,

Due to a recent offer to buy Limited Partnership
interests in Fund I, partners have requested an indication for
the value of a unit in Fund I. There are two properties
remaining: Forestwood and Four Winds. It is our opinion that
their combined value is approximately $35 per square foot for a
total value of $14,590,000. The outstanding debt on both
properties is approximately $10,000,000. Using closing costs of
3%, there is an equity value of$4,150,000. There are 11,000
partnership units in the American Republic Realty Fund I indicating
a value of approximately $377 per partnership unit. The fund is
currently generating about $10 per unit in cash flow.

Yours truly,

Robert J. Werra
General Partner
American Republic Realty Fund I

MULTIFAMILY MANAGEMENT AGREEMENT

This management Agreement is made as of and
effective the first day of February 1, 1991 by
and between American Republic Realty Fund 1.,
d/b/a   Four Winds Apartments, a (Wisconsin)
Limited Partnership (herein called "Owner"), and
UNIVESCO INC., a Texas corporation (herein called
"Manager").

 WITNESSETH:

        WHEREAS, Owner is the owner of an apartment
community known as Four Winds Apartments (154
Units) located at 2150 Spencer Rd., Orange
Park, FL (hereinafter collectively referred to as
the "Property").

        WHEREAS, Manager is in the business
of operating and managing residential multifamily
properties; and
        WHEREAS, Owner desires to contract with
Manager to obtain Manager's services as an
independent contractor for the general maintenance,
staffing, operation and management of the Property
(and the employment of all personnel employed
in connection therewith) in all respects except
as limited herein, including matters relating to
the leasing, the maintenance of the Property, the
compliance with rules and regulations of all
public authorities having jurisdiction over the
operation of   the Property, the maintenance of
all records, the billing and collection for
Owner and in Owner's name of all charges to
residents, the hiring, training, utilization and
supervision of employees, the preparation and
filing of all required reports, and the
maintenance of the Property and the supplies,
equipment, furniture, furnishings and structures
associated therewith; and
        WHEREAS, Manager desires to perform
such management functions as an independent
contractor in accordance with the terms hereof and
for the consideration provided herein.
        NOW, THEREFORE, for and in consideration of the
premises and for the further consideration recited
herein, Owner and Manager agree as follows:

        1. Appointment. Owner hereby appoints
Manager as an independent contractor to act as
the exclusive manager of the Property, and the
Manager accepts such appointment, subject to the

terms and conditions set forth herein.

2. Term. This Agreement shall commence as of the date first written herein, and shall remain in force and effect until the first day of the following calendar month; provided, however, that unless either party hereto gives notice of termination to the other in accordance with the applicable notice provisions as set forth herein, or unless this Agreement otherwise terminates pursuant to its terms, this Agreement shall be automatically renewed on a month to month basis.

3. Management Standards Manager agrees to furnish the services of its organization, to exercise its best efforts, and to exercise the highest degree of professional skill and competence in managing the Property in order to provide Owner with the maximum economic return consistent with proper and prudent management.

4. Duties of Manager Owner delegates and Manager assumes, subject to the provisions hereof, full control and responsibility for the Property and its operation in all respects, including, but not limited to, the following powers, authorities and responsibilities, each and all of which are hereby delegated to Manager by Owner, and each and all of which are hereby assumed and undertaken by Manager who covenants and agrees to perform the following, to wit:

a. Generally to manage the Property so as to provide residential space to qualified tenants.

b. To compile and provide to Owner such monthly, quarterly and annual operating statements as Owner may request.

c. To supervise and perform the proper maintenance, repair, equipping and supply of the Property.

d. To hire, discharge, train, supervise, pay and control all personnel employed at the Property at such salaries as Manager may determine, and in such numbers and of such experience and skill levels as Manager may deem necessary to provide adequate management of the Property it being understood and agreed that Owner shall have no control or authority whatsoever over the employees of Manager employed at the Property.

e. To maintain the Property in accordance with all applicable rules and regulations of public authorities and to maintain the operations and physical condition of the Property in good order.

f. To prepare and file all required

governmental reports, if any.

          g.   To provide and maintain all accounting, bookkeeping and record keeping relating to the operation of the Property.

          h.   To exercise reasonable efforts to keep the Property fully occupied.

          i. To institute and maintain a program for tenant billing, to bill and collect all receivables for the account of Owner in connection with the operation of the Property, and to immediately turn over all such collected receivables to Owner. In this regard, it is expressly understood and agreed that all funds billed or collected shall be owned and controlled solely by Owner, and that Manager shall have no claim or entitlement thereto. Any such funds collected by Manager shall be received and held by Manager in trust for the benefit of Owner and shall be turned over to Owner with a proper accounting therefor as soon as practicable.

          j.   To maintain accurate, complete and separate records in accordance with generally accepted accounting standards and procedures,(including tax basis accounting,) showing income and expenditures relating to the operation of the Property and from which   accounts payable and accounts receivable, available cash, and other assets and liabilities pertaining to the Property can be readily identified and the amounts thereof determined at any time. Owner shall have the right at any reasonable time through   its attorney or accountant or other representative, or in person, to inspect the records kept by Manager pertaining to   the   Property, including, but not limited to, all checks, bills, invoices,   statements, vouchers, cash receipts, correspondence and all other dealing   with the management of the Property; and Owner shall have the further right to, at his own expense, have an audit made of all account books and records pertaining to the management of the Property.

          k. To furnish   such   information(including occupancy reports) as may be requested by Owner from time to time with respect to the financial, physical or operational condition of the Property.

          l. To furnish monthly to Owner a detailed statement of all receipts and disbursements for each month, such statement to be furnished on or before the 2Oth day of each month for the preceding month. Such statements shall show the status of collections and shall be supported by canceled checks, vouchers, duplicate   invoices, and   similar documentation covering all items of income and expense, which shall be available for inspection by the Owner's representatives at all reasonable times. Manager shall also furnish a monthly operating statement showing the income and expense for the month and year to date.

Manager shall be under no obligation to advance funds on behalf of Owner, but in the event disbursements are in excess of proceeds collected, Owner agrees to pay such excess promptly upon demand.

m. If such items have not previously been contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:
            (i) demand that Manager refund such excess to Owner; or
            (ii) credit such overage to the advances made pursuant to the next month's estimates of Costs of Operation. All such shortages and overages shall be adjusted on and as of the end of each calendar year during the period in which this Agreement is in force and effect.

6. Compensation of Manager. As compensation for its providing of services hereunder, Manager shall be entitled to receive from Owner and Owner shall be obligated to pay to Manager a management fee equal to 5%) per month of the Property's total monthly income which management fee shall be payable to Manager monthly during the term hereof. This management fee shall

be in addition to the reimbursement of Costs of Operation for which Manager is entitled to be reimbursed, it being agreed that such reimbursement of Costs of Operation shall not be considered compensation to the Manager hereunder. In the event Manager performs special services for Owner not expressly provided for in this Agreement, Manager shall be entitled to receive such additional compensation as may be mutually agreed upon by Manager and Owner. All rebates, discounts or commissions collected by Manager or credited to the Manager's use which relate to the purchasing of supplies or rendering of services for the Property shall be fully disclosed to Owner and shall be fully credited against the Costs of Operation.

7. Employees of Manager. It is specifically agreed that all personnel employed in connection with the on-site operation of the Property shall be employees of Manager and not of Owner, and will be hired, paid, trained, supervised and discharged by
Manager; although the salaries or wages of all such employees shall be considered Costs of Operation for which Manager shall be entitled to be reimbursed hereunder, Manager shall be directly responsible for the servicing of payroll and all payroll withholding taxes and reports in connection with such employees. .

8. Termination on Transfer. Owner shall notify Manager at least thirty (3O) days prior to an anticipated transfer of title to or an assignment or sublease of any leasehold rights pertaining to any property or properties comprising a part of the Property. Upon such transfer, this Agreement shall terminate as to the particular property or properties made subject to such transfer. Upon such partial termination, all records in possession of Manager pertaining to the operation of the properties so terminated shall be forthwith delivered to Owner, and all Costs of Operation and collections pertaining to such transferred properties shall be settled between Owner and Manager on and as of the date of such transfer. Manager's right to compensation as to such transferred properties shall cease as of the date of such termination, but Manager shall be entitled to compensation on a prorated basis for services rendered prior to the date of such termination.

9. Termination on Dissolution, Bankruptcy or Assignment for the Benefit of Creditors of the Manager This Agreement shall terminate immediately upon the dissolution, bankruptcy or assignment for the benefit of creditors of the

Manager.

10. Relationship of Parties and Indemnity. It is understood and agreed that Manager is an independent contractor, and is not an employee, representative or agent for Owner for any purpose whatsoever. This Agreement shall not constitute or be deemed to constitute a joint venture or partnership agreement between Owner and Manager. Manager agrees to indemnify, save, defend and hold Owner harmless from and against any and all loss, costs, damages, claims or demands for personal injury, wrongful death   or malpractice (to the extent that any insurance coverage therefor is insufficient) which may be asserted by third parties against Owner at any time by reason of events occurring during the term of this Agreement and arising out of or resulting from any undertaking, act or neglect of Manager, its agents, employees or any person retained by Manager to assist it in the discharge of its duties and obligations hereunder.   In the event   any litigation occurs with regard to such claims, Owner may, at its expense, retain counsel to participate in such litigation. It is also understood and agreed that no settlement of any such claim shall be made without Owner's permission if Owner may have any responsibility for payment thereof.

11. Use of Property. Manager shall not at any time use or permit the Property to be used for purposes other then a residential multifamily building without the express written permission of Owner.

12. Possession at Termination. Upon expiration or earlier full termination of the Agreement, Manager shall peaceably vacate and surrender the Property to Owner, shall cooperate fully with Owner in effecting an orderly transition of the business of the Property and shall surrender to Owner all keys, records, contracts and all other indicia of possession and other records maintained by Manager in connection with the operation of the Property.

13. Inspections. Owner or its agents or representatives shall have the right at all reasonable times to inspect the Property and all records pertaining thereto.

14. Notices. All notices required hereunder shall be in writing and shall be deemed delivered upon delivery, if personally delivered, or if delivered by mail, when deposited in the United States certified mail, postage prepaid, return receipt requested, properly addressed to the receiving party at the following addresses:

```
    Owner:                              Manager:
American Republic Realty Fund 1         Univesco Inc.
2800 N Dallas Parkway, Suite 100        2800 N Dallas Pkwy
Plano, Texas 75093                      Suite 100
                                        Plano, Texas 75093
```

15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

17. Legal Construction. In the event any one or more of the provisions contained herein shall for any reason be held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

18. Prior Agreements. This Agreement constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees shall be in addition to any other relief which may be awarded.

20. Time of Essence. Time is of the essence in the performance of obligations set forth in this Agreement.

21. Counterpart Execution This Agreement may be executed concurrently in one or more counterparts, each of which shall be deemed   an original, but all of which together shall constitute
one and the same instrument.

22. Assignment. Notwithstanding anything to

the contrary neither Manager nor Owner shall have
the right to assign, in whole or in part, any
of their respective rights, duties and obligations
under this Agreement.

23. Amendment. This Agreement may not be
modified, amended or altered except by an agreement
in writing signed by Owner and Manager.

EXECUTED to be effective for all purposes as
of the date first written here in above.

                  Owner:
American Republic Realty Fund 1
6210 Campbell Road
Suite 140
Plano, Texas 75093

                  By: Robert J. Werra, General Partner

                  Robert J. Werra

                 UNIVESCO INC..

                  By:
                     David Bower, Senior Vice President

Management Agreement
by and between

American republic Realty Fund 1
as "Owner"

UNIVESCO INC. as "Manager"

Date: , 19

MULTIFAMILY MANAGEMENT AGREEMENT

This management Agreement is made as of and
effective the first day of February 1, 1991 by and
between Spencer Rd., LTD.., d/b/a Forestwood

Apartments, a (Texas) Limited Partnership (herein called "Owner"), and UNIVESCO INC., a Texas corporation (herein called "Manager").

WHEREAS, Owner is the owner of an apartment community known as Forestwood Apartments (263 Units) located at (1611 Oak Creek Lane. Bedford, TX 76022) (hereinafter collectively referred to as the "Property").

WHEREAS, Manager is in the business of operating and managing residential multifamily properties; and

WHEREAS, Owner desires to contract with Manager to obtain Manager's services as an independent contractor for the general maintenance, staffing, operation and management of the Property (and the employment of all personnel employed in connection therewith) in all respects except as limited herein, including matters relating to the leasing, the maintenance of the Property, the compliance with rules and regulations of all public authorities having jurisdiction over the operation of the Property, the maintenance of all records, the billing and collection for Owner and in Owner's name of all charges to residents, the hiring, training, utilization and supervision of employees, the preparation and filing of all required reports, and the maintenance of the Property and the supplies, equipment, furniture, furnishings and structures associated therewith; and

WHEREAS, Manager desires to perform such management functions as an independent contractor in accordance with the terms hereof and for the consideration provided herein.

NOW, THEREFORE, for and in consideration of the premises and for the further consideration recited herein, Owner and Manager agree as follows:

1. Appointment. Owner hereby appoints Manager as an independent contractor to act as the exclusive manager of the Property, and the Manager accepts such appointment, subject to the terms and conditions set forth herein.

2. Term. This Agreement shall commence as of the date first written herein, and shall remain in force and effect until the first day of the following calendar month; provided, however, that unless either party hereto gives notice of termination to the other in accordance with the applicable notice provisions as set forth herein,

or unless this Agreement otherwise terminates
pursuant to its terms, this Agreement shall be
automatically renewed on a month to month basis.

       3. Management Standards Manager agrees to
furnish the
services of its organization, to exercise its best
efforts, and to exercise the highest degree
of professional skill and competence in
managing the Property in order to provide Owner
with the maximum economic return consistent with
proper and prudent management.

       4. Duties of Manager Owner delegates
and Manager
assumes, subject to the provisions hereof, full
control and responsibility for the Property and
its operation inall respects, including, but not
limited to, the following powers, authorities and
responsibilities, each and all of which are
hereby delegated to Manager by Owner, and each and
all of which are hereby assumed and undertaken by
Manager who covenants and agrees to perform the
following, to wit:

    a. Generally to manage the Property so
as to
provide residential space to qualified tenants.

    b. To compile and provide to Owner such
monthly,
quarterly and annual operating statements as
Owner may request.

    c. To supervise and perform the
proper maintenance, repair, equipping and supply of
the Property.

    d. To hire, discharge, train, supervise, pay
and control all personnel employed at the Property
at such salaries as Manager may determine, and in
such numbers and of such experience and skill
levels as Manager may deem necessary to
provide adequate management of the Property it
being understood and agreed that Owner shall have
no control or authority whatsoever over the
employees of Manager employed at the Property.

    e. To maintain the Property in accordance
with all applicable rules and regulations of
public authorities and to maintain the
operations and
physical condition of the Property in good order.

    f. To prepare and file all required
governmental reports, if any.

    g. To provide and maintain
all accounting, bookkeeping and record
keeping relating to the operation of
the Property.

h. To exercise reasonable efforts to keep the Property fully occupied.

i. To institute and maintain a program for tenant billing, to bill and collect all receivables for the account of Owner in connection with the operation of the Property, and to immediately turn over all such collected receivables to Owner. In this regard, it is expressly understood and agreed that all funds billed or collected shall be owned and controlled solely by Owner, and that Manager shall have no claim or entitlement thereto. Any such funds collected by Manager shall be received and held by Manager in trust for the benefit of Owner and shall be turned over to Owner with a proper accounting therefor as soon as practicable.

j. To maintain accurate, complete and separate records in accordance with generally accepted accounting standards and procedures,(including tax basis accounting,) showing income and expenditures relating to the operation of the Property and from which accounts payable and accounts receivable, available cash, and other assets and liabilities pertaining to the Property can be readily identified and the amounts thereof determined at any time. Owner shall have the right at any reasonable time through its attorney or accountant or other representative, or in person, to inspect the records kept by Manager pertaining to the Property, including, but not limited to, all checks, bills, invoices, statements, vouchers, cash receipts, correspondence and all other dealing with the management of the Property; and Owner shall have the further right to, at his own expense, have an audit made of all account books and records pertaining to the management of the Property.

k. To furnish such information (including occupancy reports) as may be requested by Owner from time to time with respect to the financial, physical or operational condition of the Property.

l. To furnish monthly to Owner a

detailed statement of all receipts and disbursements for each month, such statement to be furnished on or before the 2Oth day of each month for the preceding month. Such statements shall show the status of collections and shall be supported by canceled checks, vouchers, duplicate invoices, and similar documentation covering all items of income and expense, which shall be available for inspection by the Owner's representatives at all reasonable times. Manager shall also furnish a monthly operating statement showing the income and expense for the month and year to date. Manager shall be under no obligation to advance funds on behalf of Owner, but in the event disbursements are in excess of proceeds collected, Owner agrees to pay such excess promptly upon demand.

m. If such items have not previously been contracted for, to contract on behalf of Owner for water, gas, electricity, extermination, telephone service and other services and commodities necessary for the operation and maintenance of the Property; provided, however, that no single contract for any such item involving an expenditure or deposit in excess of $5,OOO.OO shall be made by Manager without the prior approval of Owner.

n. To purchase on behalf of Owner all equipment, tools, materials, supplies and uniforms necessary for the maintenance and operation of the Property.

5. Costs of Operation All costs and expenses incurred by Manager in the Performance of Manager's duties as set forth in Paragraph 4 above shall be considered costs of operation of the Property (herein called "Costs of Operation"), for which Manager shall be entitled to be fully reimbursed by Owner. Manager may submit to Owner monthly estimates of Costs of Operation for the Property for the month next succeeding the month in which such estimates are submitted; within five (5) days following Owner's receipt of such estimates, Owner shall advance to Manager the amount of such estimates for application to the Costs of Operation for the month for which such estimates are submitted. In the event such estimates and advances made by Owner pursuant hereto are lower than the actual Costs of Operation for the month in question, Owner shall reimburse Manager the amount of such shortage promptly upon Manager's written request therefor accompanied by supporting documentation; if, on the other hand, the amount of such estimates and advances made by Owner pursuant hereto are in excess of the actual Costs of Operation for the month in question, Owner, at Owner's option, may elect to either:

(iii)   demand that Manager refund such excess to Owner; or
(iv)   credit such overage to the advances made pursuant to
          the next month's estimates of Costs of Operation.
All such shortages and overages shall be adjusted on and as
of the end of each calendar year during the period
in which this Agreement is in force and effect.

6. Compensation of Manager.   As
compensation for its providing of services
hereunder, Manager shall be entitled to receive
from Owner and Owner shall be obligated to pay to
Manager a management fee equal to 5%) per month of
the Property's total monthly income which
management fee shall be payable to Manager monthly
during the term hereof. This management fee shall
be in addition to the reimbursement of Costs of
Operation for which Manager is entitled to be
reimbursed, it being agreed that such reimbursement
of Costs of Operation shall not be considered
compensation to the Manager hereunder. In the
event Manager performs special services for Owner
not expressly provided for in this Agreement,
Manager shall be entitled to receive such
additional compensation as may be mutually agreed
upon by Manager and Owner.   All rebates, discounts
or commissions collected by Manager or credited
to the Manager's use which relate to the
purchasing of supplies or rendering of services for
the Property shall be fully disclosed to Owner
and shall be fully credited against the Costs of
Operation.

7. Employees of Manager. It is specifically
agreed that all personnel employed in connection
with the on-site operation of the Property shall
be employees of Manager and not of Owner, and will
be hired, paid, trained, supervised and
discharged by Manager; although the salaries or
wages of all such employees shall be considered
Costs of Operation for which Manager shall be
entitled to be reimbursed hereunder, Manager shall
be directly responsible for the servicing of
payroll and all   payroll withholding taxes and
reports in connection with such employees.

8. Termination on Transfer. Owner shall
notify Manager at least thirty (3O) days prior to
an anticipated transfer of title to   or an
assignment or sublease of any leasehold rights
pertaining to any property or properties comprising
a part of the Property. Upon such transfer, this
Agreement shall terminate as to the particular
property or properties made subject to such
transfer. Upon such partial termination, all
records in possession of Manager pertaining to
the operation of the properties so terminated
shall be forthwith delivered to Owner, and all

Costs of Operation and collections pertaining to
such transferred properties shall be settled between
Owner and Manager on and as of the date of such
transfer. Manager's right to compensation as to
such transferred properties shall cease as of the
date of such termination, but Manager shall be
entitled to compensation on a prorated basis for
services rendered prior to the date of such
termination.

9. Termination on Dissolution, Bankruptcy
or Assignment for the Benefit of Creditors of the
Manager This Agreement   shall terminate
immediately upon the dissolution, bankruptcy or
assignment for the benefit of creditors of the
Manager.

10. Relationship of Parties and Indemnity. It
is understood and agreed that Manager is an
independent contractor, and is not an employee,
representative or agent for Owner for any purpose
whatsoever. This Agreement shall not constitute or
be deemed to constitute a joint venture or
partnership agreement between Owner and Manager.
Manager agrees to indemnify, save, defend and hold
Owner harmless from and against any and all loss,
costs, damages, claims or demands for personal
injury, wrongful death or malpractice (to the extent
that any insurance coverage therefor is insufficient)
which may be asserted by third parties against Owner
at any time by reason of events occurring during the term
of this Agreement and arising out of or
resulting from any undertaking, act or neglect of
Manager, its agents, employees or any person
retained by Manager to assist it in the discharge
of its duties and obligations hereunder.   In
the event any litigation occurs with regard to such claims,
Owner may, at its expense, retain counsel to participate
in such litigation. It is also understood and
agreed that no settlement of any such claim shall
be made without Owner's permission if Owner may
have any responsibility for payment thereof.

11. Use of Property. Manager shall not at any
time use or permit the Property to be used for
purposes other then a residential multifamily
building without the express written permission
of Owner.

12. Possession at Termination. Upon
expiration or earlier full termination of the
Agreement, Manager shall peaceably vacate and
surrender the Property to Owner, shall cooperate
fully with Owner in effecting an orderly
transition of the business of the Property and
shall surrender to Owner all keys, records,
contracts and all other indicia of possession and

other records maintained by Manager in connection with the operation of the Property.

13. Inspections. Owner or its agents or representatives shall have the right at all reasonable times to inspect the Property and all records pertaining thereto.

14. Notices. All notices required hereunder shall be in writing and shall be deemed delivered upon delivery, if personally delivered, or if delivered by mail, when deposited in the United States certified mail, postage prepaid, return receipt requested, properly addressed to the receiving party at the following addresses:

Owner: Manager:
Spencer Rd, LTD.   Univesco Inc.
2800 N Dallas Parkway, Suite 100   2800 N Dallas Parkway
Plano, Texas 75093   Suite 100
                                          Plano, Texas 75093

15. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas, and all obligations of the parties created hereunder are performable in the State of Texas.

16. Parties Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

17. Legal Construction. In the event any one or more of the provisions contained herein shall for any reason be held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

18. Prior Agreements. This Agreement constitutes the sole and only agreement of the parties hereto with respect to the subject matter hereof, and supersedes any prior understandings or written or oral agreement between the parties respecting the within subject matter.

19. Attorney's Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees from the other party, which fees may be set by the court in the trial of such action or may be

enforced in a separate action brought for that
purpose, and which fees shall be in addition to any
other relief which may be awarded.

     20. Time of Essence. Time is of the
essence in the performance of obligations set
forth in this Agreement.

     21. Counterpart Execution This Agreement may
be executed concurrently in one or more
counterparts, each of which shall be deemed   an
original, but all of which together shall
constitute
one and the same instrument.

     22. Assignment. Notwithstanding anything to
the contrary neither Manager nor Owner shall have
the right to assign, in whole or in part, any
of their respective rights, duties and obligations
under this Agreement.

     23. Amendment. This Agreement may not be
modified, amended or altered except by an agreement
in writing signed by Owner and Manager.

     EXECUTED to be effective for all purposes as
of the date first written here in above.

     Owner:
American Republic Realty Fund 1
6210 Campbell Road
Suite 140
Plano, Texas 75093

     By: Robert J. Werra, General Partner

          Robert J. Werra

               UNIVESCO INC.

     By:
          David Bower, Senior Vice President

Management Agreement
by and between

American republic Realty Fund 1

as "Owner"

UNIVESCO INC. as "Manager"

Date: , 19